Fate Therapeutics, Inc.

12278 Scripps Summit Drive

San Diego, CA 92131

VIA EDGAR

April 25, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lauren Hamill, Office of Life Sciences

Re:	Fate Therapeutics, Inc.
Acceleration Request for Registration Statement on Form S-3
Filed April 18, 2024
File No. 333-278792

Dear Ms. Hamill:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Fate Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to Monday, April 29, 2024 at 1:30 p.m., Pacific time, or as soon thereafter as practicable.

In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act. Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Maggie Wong at (415) 733-6071. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Maggie Wong, by email to mwong@goodwinlaw.com.

In connection with the foregoing, the Company hereby acknowledges the following:

•

should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact Maggie Wong of Goodwin Procter LLP at (415) 733-6071.

Sincerely,

FATE THERAPEUTICS, INC.

By:	/s/ J. Scott Wolchko
Name: J. Scott Wolchko
Title: President and Chief Executive Officer

cc:	Cindy Tahl, Esq. (Fate Therapeutics, Inc.)

Maggie Wong, Esq. (Goodwin Procter LLP)

Natalie Martirossian, Esq. (Goodwin Procter LLP)